Aeluma, Inc.

September 21, 2023

Via Edgar

Mr. Thomas Jones

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Aeluma, Inc.
Registration Statement on Form S-1
Filed August 3, 2023
File No. 333-273149

Dear Mr. Jones:

As per the telephone conversation we had on September 19, 2023 regarding the above referenced registration statement for Aeluma, Inc. (the “Company”, “we”, and “our”), we are filing Pre-Effective Amendment No. 2, as a Part II filing only, on this same date to file an updated consent from our auditor.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Rachael Schmierer, Esq., of Hunter Taubman Fischer & Li LLC, at (516) 526-3504.

Very truly yours,

/s/ Jonathan Klamkin
Name:	Jonathan Klamkin
Title:	CEO

Rachael Schmierer, Esq.

Hunter Taubman Fischer & Li LLC